RW 1 WITHDRAWAL     File No : # 333-196485

DANIELS CORPORATE ADVISORY COMPANY, INC.
Parker Towers, 104-60, Queens Boulevard
12th Floor
Forest Hills, New York 11375
Telephone (347) 242-3148
June 27, 2014.
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Application for Withdrawal of Withdrawal Notice of June 19, 2014 and of Withdrawal of  Registration Statement  on Form S-1  Filed on  June 3 , Commission File No. 333-  196485 and Withdrawal of June 25, 2014 S-1a Amendment filing (to correct the foregoing) which was filed under the wrong file number of 333-196485.  Amendment S-1a  is being filed herewith under correct number 333-193981.

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Daniels Corporate Advisory Company, Inc. (the “Registrant”) hereby requests the withdrawal of Registration Statement on Form S-1 filed on  June 3, 2014 , Commission File No. 333-1 96485  (the “Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on June 5  2014 , that the Registrant  has a current registration statement on Form S-1, File NO. 333-193981 filed on February 18, 2014 and to declare it's intend to issue shares under this Registration Statement. The Company does indeed intend to issue shares under the February 18, 2014 Registration Statement. The SEC also gave notice that the Form AW Withdrawal Notice filed on June 19, 2014 was filed on the wrong form and is withdrawn and re-filed herewith on Form RW to withdraw the June 3, 2014 S-1 Registration Statement which was filed in error. In accordance with Rule 477, No securities were sold under the June 3, 2014 S-1 Registration Statement which was filed in error. OnJune 25, 2014 filing of Amendment #1 to the February 18, 2014 Registration Statement to correct all of the above was filed with the incorrect file number 333-196485 and was filed correctly on June 26 2014 as Amendment #1 to the February 18, 2014 Registration number 333-193981, the correct file number.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by Daniels Corporate Advisory Company, Inc.

Please email a copy of the written order to us, attention Mr. Arthur D. Viola at onewallstreetn@aol.com .

If you have any questions with respect to this matter, please call Mr.  Viola   at (347)  242  -  3148  . Thank you for your assistance in this matter.

Very truly yours, Arthur D. Viola Chairman & CEO